424(b)(3)
                                    333-39806





                        MAX INTERNET COMMUNICATIONS, INC.

                                7,361,682 Shares

                                  Common Stock

         This prospectus relates to the offer and sale of up to 7,361,682 shares of common stock by certain of our stockholders. They are named under the heading of "Selling Stockholders" appearing at page 5. We will not receive any of the proceeds from the sale of common stock by the selling stockholders. We will pay all expenses in connection with this offering, and the selling stockholders will only be responsible for paying any sales or brokerage commissions or discounts with respect to sales of their shares.

         Our common stock is traded on the Nasdaq SmallCap Market under the symbol "MXIP". On June 15, 2000, the closing bid price for our common stock was $3.06 per share.

         For a discussion of certain considerations associated with the purchase of the common stock offered hereby, see "Risk Factors" beginning on page 2.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  July 12, 2000

                                  RISK FACTORS

         In addition to the other information presented in this prospectus, prospective investors should carefully consider the following factors in evaluating an investment in our common stock.

         We have a limited operating history. We have a limited history of operations. We were formed in accordance with a plan of reorganization of Weaver Arms Corporation confirmed by the United States Bankruptcy Court in the Central District of California on January 20, 1994. In June 1997, we acquired all of the issued and outstanding common stock of Voxcom Systems, Inc. and AmeraPress, Inc. and commenced business operations. Those companies have been closed or sold.

         We face uncertainty of market acceptance of our products and services. Developing market acceptance for our products and services will require substantial marketing and sales efforts and the expenditure of a significant amount of funds. We cannot assure you that we can successfully develop or position our products or services. We also cannot assure you that any marketing efforts we undertake will result in increased demand for or market acceptance of our products and services.

         We have recently changed the focus of our business. During 1998, we changed our business focus from marketing home based business opportunities to the manufacture of computer hardware and software. The closing of our home based business operations followed an action by the U.S. Federal Trade Commission challenging our compliance with federal laws. We defended such action and eventually settled the case with the Federal Trade Commission for a $35,000 administration fee and payment of pending requests for refunds from customers. However, we decided not to resume the home based business units. Instead we decided to focus our resources in the computer products segment.

         We have experienced severe cash shortages and other liquidity problems. We experienced severe cash shortages resulting from the operations of the discontinued businesses, plus the initial advertising, marketing, selling and overhead expenses related to the new computer product. We met these needs through the issuance of equity securities. We may require additional cash infusions before we experience consistent profitability. We may also require additional capital to finance the expected growth of our business, including the build-up of accounts receivable and purchases of inventory.

         We cannot assure you that we will be able to compete effectively. Competition for computer software and equipment is intense. New products and developments are announced regularly by larger and more active competitors in the industry. We cannot assure you that we can compete effectively.

         We depend on key personnel and the loss of those personnel could adversely affect us. We are highly dependent on our key management personnel for current operations and the expansion of our markets and products acceptance. The loss of one or more key persons could have a material adverse effect on our business and results of operations.

         Our ownership is concentrated in Management and they have significant influence over matters submitted to our stockholders. Members of the Board of Directors and certain officers own an aggregate of approximately 27% of our outstanding common stock as of the date of this prospectus. They have a significant influence over the outcome of matters submitted to the stockholders for approval, including election of our directors.

         There is a limited market for our common stock and it is possible that you could experience volatility in our stock prices. Until recently there has been only a limited trading market for our common stock. A substantial trading market may not continue for our common stock. Recent history relating to the market prices of newly public companies indicates that there may be significant volatility in the market price of our common stock. The price of our stock has ranged between $3 and $28 per share during the past six months.

         We have adopted various anti-takeover provisions which could limit offers to acquire us or your stock. In addition to the voting control held by officers and directors, we have in place certain agreements and provisions which could hinder or preclude an unsolicited acquisition of the company. Our Articles of Incorporation authorize the Board of Directors to issue, without stockholder authorization, shares of preferred stock, in one or more designated series or classes. Our Articles or Bylaws also contain other provisions that could hinder or preclude an unsolicited acquisition, including provisions that:

o limit the ability of stockholders to call special meetings unless called by stockholders owning at least 66-2/3% of the common stock;

o prohibit removal of directors from office except for "cause" by the affirmative vote of holders of at least 66- 2/3% of the common stock; and

o prohibit amendment of certain provisions of the Bylaws except upon a vote of 66-2/3% of the common stock.

         We are also subject to Nevada statutes regulating business combinations. Any of these agreements or provisions could discourage, hinder or preclude an unsolicited acquisition and could make it less likely that stockholders receive a premium for their shares as a result of any such attempt. These provisions may have a depressive effect on the market price of the common stock.

         We have limited the liability of our officers and directors. Nevada law provides that a Nevada corporation may limit the personal liability of a director or officer to the corporation or its stockholders for breaches of fiduciary duty, except under certain circumstances. Our Articles provide for the maximum limit of the personal liability of officers and directors allowable under Nevada law.

         We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We will instead retain any profits to fund growth and expansion.

         We may not be able to successfully integrate subsequent strategic acquisitions that we may make. A material element of our strategy has been to expand our business through strategic acquisitions. While we continuously evaluate opportunities to make strategic acquisitions, we have no present commitments or agreements with respect to any material acquisitions. Any acquisition could have an adverse effect upon our results while the acquired business is adapting to our management and operating practices. In addition, we cannot assure you that we will be able to establish, maintain or increase profitability of an entity once it has been acquired. We may not be able to obtain adequate financing for any acquisition on terms acceptable to us.

         Our foreign operations are subject to exchange rate fluctuations. A portion of the company's purchases, sales and operations occur outside the
United States. Since the revenues and expenses of the company's foreign operations are generally denominated in local currencies, exchange rate fluctuations between local currencies and the dollar subject the company to currency exchange risks with respect to the results of its foreign operations. Therefore, the company is subject to these risks to the extent it is unable to denominate its purchases or sales in U.S. dollars or otherwise shift to its customers or suppliers the risks of currency exchange rate fluctuations. Therefore, fluctuations in exchange rates may affect the results of the company's international operations reported in U.S. dollars and the value of such operations' net assets reported in U.S. dollars. Additionally, the results of operations, financial condition and competitive position of the company may be affected by the relative strength of the currencies in countries where its products are sold.

         We face various risks in international trade. Because a portion of the company's purchases and sales of products are made internationally, international trade may be important to the company's business. International trade is subject to numerous risks, including labor strikes, shipping delays, political or economic instability, military actions and import duties. There is no assurance that the United States, countries in South America or Europe or other nations will not in the future impose trade restrictions which could adversely affect the company's operations.

Management defalcations in the company's Brazilian subsidiary resulted in a substantial adjustment to the company's sales for the second quarter of fiscal 2000 and has strained the company's working capital due to large concentrations of inventory in expectation of sales that were later reversed.

                                   THE COMPANY

         We conduct business under the name MAX Internet Communications, Inc. We assemble through contractors and market a high performance, multi-media add-in card. The card provides both hardware and software to personal computers, emphasizing the ability to conduct video communications via the Internet. Our address is 8115 Preston Road, Eighth Floor - East, Dallas, Texas 75225, and our telephone number is (214) 691-0055, fax (214) 691-5984.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the company with the SEC are hereby incorporated by reference:

         o The Annual Report on Form 10-KSB for the fiscal year ended June 30, 1999.

         o The Quarterly Report on Form 10-QSB for the quarter ended March 31, 2000.

         o The proxy statement for our annual meeting of stockholders in November 1999.

         In addition, all documents filed by the company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or subsequent to the date of this prospectus but prior to the termination of the offering shall be deemed to be incorporated herein by reference and made a part of this prospectus from the respective dates of the filing of such documents.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

         We will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any document described above, other than exhibits (unless such exhibits are specifically incorporated by reference in any such document). Requests for such copies should be directed to Leslie Crone, MAX Internet Communications, Inc., 8115 Preston Road, Eighth Floor - East, Dallas, Texas 75225, (214) 691-0055.

                              SELLING STOCKHOLDERS

         On May 31, 2000, Boxer Partners, LLC acquired (i) certain convertible debentures of the Company which, on June 13, 2000, were converted into a pro-rata number of shares of the Company's Series C Preferred Stock, (ii) an adjustable warrant and (iii) a closing warrant. The holder of such securities is prohibited from using them to acquire shares of our common stock to the extent that such acquisition would result in such holder, together with any affiliate thereof, beneficially owning in excess of 9.999% of the outstanding shares of our commn stock following such acquisition. This restriction may be waived by a holder on not less than 61 days' notice to us.

         On June 13, 2000, Millennium Partners, LP acquired shares of the Company's Series C Preferred Stock and a closing warrant. The holder of such securities is prohibited from using them to acquire shares of our common stock to the extent that such acquisition would result in such holder, together with any affiliate thereof, beneficially owning in excess of 9.999% of the outstanding shares of our common stock following such acquisition. This restriction may be waived by a holder on not less than 61 days' notice to us.

         On June 16, 2000, Cranshire Capital, L.P. and EURAM Cap Strat. "A" Fund Limited acquired shares of the Company's Series C Preferred Stock and a closing warrant. The holder of such securities is prohibited from using them to acquire shares of our common stock to the extent that such acquisition would result in such holder, together with any affiliate thereof, beneficially owning in excess of 9.999% of the outstanding shares of our common stock following such acquisition. This restriction may be waived by a holder on not less than 61 days' notice to us.

         Because the number of shares of our common stock that will be issuable upon exercise of the adjustable warrant and conversion of the preferred stock is based upon fluctuations of the market price of our common stock prior to a vesting or conversion thereunder (as applicable), the actual number of shares of our common stock that will be issuable and benefically owned upon exercise of such adjustable warrant or conversation of the preferred stock cannot be determined at this time. Because of this fluctuating characteristic, the Company has agreed to register a number of shares of our common stock that exceeds the number of our shares of common stock currently beneficially owned by the holders thereof. The number of shares of our common stock listed in the table below as being benefically owned by each applicable selling stockholder includes the shares of our common stock that are issuable to it, subject to the 9.999% limitation, upon exercise of the warrants or conversion of the preferred stock (as applicable). However, the 9.999% limitation would not prevent the holder thereof from acquiring and selling in excess of 9.999% of shares of our common stock through a series of acquisitions and sales under the warrants or preferred stock while never beneficially owning more than 9.999% at any one time.

         This Prospectus relates to the resale of shares of our common stock by the selling stockholders. The table below sets forth information with respect to the resale of shares of our common stock by the selling stockholders. We will not receive any proceeds from the resale of common stock by the selling stockholders, although we may receive proceeds from the exercise of warrants. Assuming all of the shares of our common stock registered below are sold by the respective selling stockholders, none of the selling stockholders will continue to own any shares of our common stock.

                                    Number of Shares                                                      Number of Shares
Beneficially Owned                  of Common Stock           Percentage        Number of Shares          of Common Stock
       Name of                      Beneficially Owned        of Common         of Common Stock           Offered Following
Selling Stockholder                 Prior to the Offering     Stock             Sold  Hereby              the Offering (1)
-------------------                 ---------------------     --------------    ---------------------     ---------------------

Boxer Partners, LLC                 1,860,662                 9.99%             3,114,552                          0
Millennium Partners, L.P.           1,175,718                 6.65%             3,440,277                          0
Cranshire Capital, L.P.               254,745                 2.16%               450,705                          0
EURAM Cap Strat. "A" Fund Ltd.        137,170                 2.16%               242,687                          0
Wall Street Consultants, Inc.         113,461                 0.66%               113,461                          0
(1)      Assumes sale of all shares offered hereby.


                              PLAN OF DISTRIBUTION

         The shares may be sold from time to time by the selling stockholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made in the over-the-counter market or on any stock exchange on which the common stock of the company may be listed at the time of sale or otherwise at prices and terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following:

         o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

         o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

         o an exchange distribution in accordance with the rules of applicable exchange;

         o        privately negotiated transactions;

         o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

         o        a combination of any such methods of sale; and

         o        any other method permitted pursuant to applicable law.

         The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

         The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

         Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         The company is required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders, but excluding brokerage commissions or underwriter discounts. The company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                          DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of the company consists of 100,000,000 shares of capital stock, composed of 50,000,000 shares of common stock, par value $0.0001 per share, of which there were 17,734,242 shares outstanding as of June 1, 2000, and 50,000,000 shares of preferred stock, par value $.0001 per share.

Common Stock

         Voting Rights. Each holder of shares of common stock is entitled to one vote for each share of common stock for the election of directors and on each other matter submitted to a vote of the stockholders of the company. The holders of common stock have exclusive voting power on all matters at any time. No preferred stock with superior voting rights is issued and outstanding.

         Liquidation Rights. Upon liquidation, dissolution or winding up of the company, holders of shares of common stock are entitled to share ratably in distributions of any assets after payment in full or provision for all amounts due creditors and provision for any liquidation preference of any other class or series of stock of the company then outstanding.

         Dividends. Dividends may be declared by the Board of Directors and paid from time to time to the holders of common stock, on such record dates as may be determined by the Board of Directors, out of the net profits or surplus of the company.

Warrants

         Certain stockholders of the company hold one Class A warrant for each common share owned by them. Each warrant entitles the holder to purchase one share of common stock for $4.00. If not exercised, Class A warrants expire in June 2001. For Class A warrants exercised before May 1999, the holder received one Class B warrant for each Class A warrant exercised. Each Class B warrant entitled the holder to purchase one share of common stock for $20.00. All Class B warrants have been redeemed. At June 1, 2000, there were 3,697,441 Class A warrants outstanding.

         There are also outstanding warrants and stock options to purchase a total of 5,803,689 shares of common stock at prices ranging from $0.10 to $10.00.

Preferred Stock

         The Board of Directors of the company has the authority to divide the authorized preferred stock into series, the shares of each series to have such relative rights and preferences as shall be fixed and determined by the Board of Directors. The provisions of a particular series of authorized preferred stock, as designated by the Board of Directors, may include restrictions on the payment of dividends on common stock. Such provisions may also include restrictions on the ability of the company to purchase shares of common stock or to purchase or redeem shares of a particular series of authorized preferred stock. Depending upon the voting rights granted to any series of authorized preferred stock, issuance thereof could result in a reduction in the voting power of the holders of common stock. In the event of any dissolution, liquidation or winding up of the company, whether voluntary or involuntary, the holders of each series of the then outstanding authorized preferred stock may be entitled to receive, prior to the distribution of any asset or funds to the holders of common stock, a liquidation preference established by the Board of Directors, together with all accumulated and unpaid dividends. Depending upon the consideration paid for authorized preferred stock, the liquidation preference of authorized preferred stock and other matters, the issuance of authorized preferred stock could result in a reduction in the assets available for distribution to the holders of common stock in the event of the liquidation of the company.

         As of June 1, 2000, the authorized preferred stock consisted of (i) a series of 100,000 authorized shares of Series A preferred stock of which 80,000 shares are outstanding, (ii) a series of 350,000 authorized shares of Series B preferred stock, of which all 350,000 shares have been converted into common stock and canceled. Following is a brief summary of certain provisions of each outstanding authorized preferred stock, and (iii) a series of 150,000 shares of Series C Preferred Stock, of which 45,000 shares are issued and outstanding.

Series A Preferred Stock

         There were 80,000 shares of Series A preferred stock outstanding on June 1, 2000, owned by Larry Cahill (40,000 shares), Lawrence R. Biggs, Jr. (24,000 shares), Donald G. McLellan (8,000 shares), and Vision Finance & Management (8,000 shares).

         Voting Rights. Holders of Series A preferred stock have no right to vote their shares, except that holders of Series A preferred stock, voting as a separate class by majority vote, must approve any amendment to the Designation of Rights and Preferences of Series A preferred stock, to (i) increase or decrease the number of authorized shares of Series A preferred stock, (ii) increase or decrease the issue price, (iii) effect an exchange, reclassification or cancellation of all or part of the shares of Series A preferred stock, (iv) effect an exchange, or create a right of exchange, of all or any part of the shares of another class into shares of Series A preferred stock, (v) change the designations, preferences, limitations, or relative rights of the Series A preferred stock, (vi) change the shares of Series A preferred stock into the shares of another class, or (viii) cancel or otherwise affect accumulated but undeclared dividends on the Series A preferred stock.

         Preemptive Rights. No holder of Series A preferred stock will be entitled as a matter of right to subscribe or receive additional shares of any class of stock of the company, whether now or hereafter authorized, or any bonds, debentures or other securities convertible into such stock.

         Liquidation Rights. In the event of any liquidation, dissolution or winding up of the company, holders of Series A preferred stock are entitled to be paid an amount equal to $100 per share. Such Series A preferred stock amount is to be paid before any amounts are distributed to the holders of the common stock.

         Conversion Rights. There are no conversion rights for holders of Series A preferred stock.

         Dividends. The holders of Series A preferred stock are not entitled to receive any dividends.

         Redemption Rights. The Series A preferred stock is redeemable by the company. The redemption price is $100 per share.

Series C Preferred Stock

         There were 45,000 shares of Series C Preferred Stock outstanding on June 15, 2000, owned by four investors, having a total issue price and liquidation value of $4,500,000.

         Voting Rights. Except as otherwise requried by law, the Series C Preferred Stock has no voting rights. However, so long as any shares of Series C Preferred Stock are outstanding, the company will not, without the affirmative vote of the holders of a majority of the shares of the Series C Preferred Stock then outstanding, (a) alter or change adversely the powers, preferences or rights given to the Series C Preferred Stock or alter or amend the Certificate of Designation governing the Series C Preferred Stock, (b) authorize or create any class of stock ranking as to dividends or distribution of assets upon liquidation senior to or otherwise pari passu with the Series C Preferred Stock,
(c) amend its articles of incorporation or other charter documents so as to affect adversely any rights of the holders, (d) increase the authorized number of shares of Series C Preferred Stock, or (e) enter into any agreement with respect to the foregoing.

         Pre-emptive Rights. The Series C Preferred Stock does not by its terms entitle the holders to any pre- emptive right to acquire additional shares of the company.

         Liquidation. Upon any liquidation, dissolution or other winding up of the company, the holders of Series C Preferred Stock are entitled to receive a liquidation preference out of the assets of the company in an amount equal to the issue price ($100 per share) before any distribution may be made to the holders of any junior securities, which includes the common stock and all other series of preferred stock.

         Conversion Rights. Shares of Series C Preferred Stock are convertible at the option of the holders into shares of common stock at a conversion rate equal to the lesser of $3.317 (as adjusted for capital transactions) or 85% of the average of the ten lowest market prices of the common stock on the Nasdaq over the 22 trading days prior to the date of conversion. Conversion will occur automatically on June 13, 2005 at such conversion rate. Shares of common stock underlying the Series C Preferred Stock are being registered in this registration statement.

         Redemption. The company may redeem the Series C Preferred Stock after September 30, 2000 for a price equal to 120% if the market price of the common stock trades below $3.317 (as adjusted) for ten consecutive trading days.

         The holders may cause redemption for cash at the greater of 120% of the issue price or the product of the market prices of the common stock and the conversion ratio (issue price divided by conversion price) upon certain events of default by the company.

         Dividends. Holders are entitled to receive cumulative dividends equal to 6% of the issue price, payable at the time of conversion or redemption, in cash or at the option of the company, by accreting the stated value.

Certain Rights of Holders of Common Stock

         The company is a Nevada corporation organized under Chapter 78 of the Nevada Revised Statutes. Accordingly, the rights of the holders of common stock are governed by Nevada law. Moreover, the rights of holders of common stock differ from the rights of such holders of equity in the corporation or other entity acquired by virtue of different provisions appearing in the Articles of Incorporation and bylaws of the company. Although it is impracticable to set forth all of the material provisions of the Nevada statutes or the company's Articles and bylaws, the following is a summary of certain significant provisions of the Nevada statutes and/or the company's Articles and bylaws that affect the rights of securities holders.

Possible Anti-Takeover Provisions

         Special Meetings of Stockholders; Director Nominees. The company's bylaws and Articles provide that special meetings of stockholders may be called by stockholders only if the holders of at least 66-2/3% of the common stock join in such action. The bylaws and Articles also provide that stockholders desiring to nominate a person for election to the Board of Directors must submit their nominations to the company at least 60 days in advance of the date on which the last annual stockholders' meeting was held, and provide that the number of directors to be elected (within the minimum - maximum range of 3-21 set forth in the Articles and bylaws) shall be determined by the Board of Directors or by the holders of at least 66-2/3% of the common stock. While these provisions of the Articles and bylaws have been established to provide a more cost-efficient method of calling special meetings of stockholders and a more orderly and complete presentation and consideration of stockholder nominations, they could have the effect of discouraging certain stockholder actions or opposition to candidates selected by the Board of Directors and provide incumbent management a greater opportunity to oppose stockholder nominees or hostile actions by stockholders. The affirmative vote of holders of at least 66-2/3% of the common stock is necessary to amend, alter or adopt any provision inconsistent with or repeal any of these provisions.

         Removal of Directors. The Articles of the company provide that directors may be removed from office only for cause by the affirmative vote of holders of at least 66-2/3% of the common stock. Cause means proof beyond the existence of a reasonable doubt that a director has been convicted of a felony, committed gross negligence or willful misconduct resulting in a material detriment to the company, or committed a material breach of such director's fiduciary duty to the company resulting in a material detriment to the company. The inability to remove directors except for cause could provide incumbent management with a greater opportunity to oppose hostile actions by stockholders. The affirmative vote of holders of at least 66-2/3% of the common stock is necessary to amend, alter or adopt any provision inconsistent with or repeal this provision.

         Control Share Statute. Sections 78.378 - 78.3793 of the Nevada statutes constitute Nevada's control share statute, which set forth restrictions on the acquisition of a controlling interest in a Nevada corporation which does business in Nevada (directly or through an affiliated corporation) and which has 200 or more stockholders, at least 100 of whom are stockholders of record and residents of Nevada. A controlling interest is defined as ownership of common stock sufficient to enable a person directly or indirectly and individually or in association with others to exercise voting power over at least 20% but less than 33.3% of the common stock, or at least 33.3% but less than a majority of the common stock, or a majority or more of the common stock. Generally, any person acquiring a controlling interest must request a special meeting of stockholders to vote on whether the shares constituting the controlling interest will be afforded full voting rights, or something less. The affirmative vote of the holders of a majority of the common stock, exclusive of the control shares, is binding. If full voting rights are not granted, the control shares may be redeemed by the company under certain circumstances. If full voting rights are granted, stockholders voting against such rights being granted may demand payment from the company for the fair value of their shares. The Board of Directors may adopt a resolution amending the Bylaws within ten days following the acquisition of any controlling interest to provide that the foregoing provisions shall not be applicable to such acquisition. The company does not believe the foregoing provisions of the Nevada statutes are presently applicable to it because it does not presently conduct business in Nevada; however, if in the future it does conduct business in Nevada then such provisions may apply.

         Business Combination Statute. Sections 78.411 - 78.444 of the Nevada statutes set forth restrictions and prohibitions relating to certain business combinations and prohibitions relating to certain business combinations with interested stockholders. These Sections generally prohibit any business combination involving the company and a person that beneficially owns 10% or more of the common stock (an "Interested Stockholder") (A) within five years after the date (the "Acquisition Date") the Interested Stockholder became an Interested Stockholder, unless, prior to the Acquisition Date, the company's Board of Directors had approved the combination or the purchase of shares resulting in the Interested Stockholder becoming an Interested Stockholder; or
(B) unless five years have elapsed since the Acquisition Date and the combination has been approved by the holders of a majority of the common stock not owned by the Interested Stockholder and its affiliates and associates; or
(C) unless the holders of common stock will receive in such combination, cash and/or property having a fair market value equal to the higher of (a) the market value per share of common stock on the date of announcement of the combination or the Acquisition Date, whichever is higher, plus interest compounded annually through the date of consummation of the combination less the aggregate amount of any cash dividends and the market value of other dividends, or (b) the highest price per share paid by the Interested Stockholder for shares of common stock acquired at a time when he owned 5% or more of the outstanding shares of common stock and which acquisition occurred at any time within five years before the date of announcement of the combination or the Acquisition Date, whichever results in the higher price, plus interest compounded annually from the earliest date on which such highest price per share was paid less the aggregate amount of any cash dividends and the market value of other dividends. For purposes of these provisions, a "business combination" is generally defined to include (A) any merger or consolidation of the company or a subsidiary with or into an Interested Stockholder or an affiliate or associate; (B) the sale, lease or other disposition by the company to an Interested Stockholder or an affiliate or associate of assets of the company representing 5% or more of the value of its assets on a consolidated basis or 10% or more of its earning power or net income; (C) the issuance by the company of any of its securities to an Interested Stockholder or an affiliate or associate having an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the company; (D) the adoption of any plan to liquidate or dissolve the company proposed by or under an agreement with the Interested Stockholder or an affiliate or associate; (E) any receipt by the Interested Stockholder or an affiliate, except proportionately as a stockholder, of any loan, advance, guarantee, pledge or other financial assistance or tax credit or other tax advantage; and (F) any recapitalization or reclassification of securities or other transaction that would increase the proportionate shares of outstanding securities owned by the Interested Stockholder or an affiliate. Sections 78.411
- 78.444 of the Nevada statutes are presently applicable to the company.

         Special Meetings. The company's bylaws and Articles provide that special meetings of the stockholders of the company may be called by the Chairman of the Board, the Board of Directors or upon written request of stockholders holding not less than 66 2/3% of the common stock.

         Mergers, Consolidations and Sales of Assets. Nevada law provides that an agreement of merger or consolidation, or the sale or other disposition of all or substantially all of a corporation's assets, must be approved by the affirmative vote of the holders of a majority of the voting power of the corporation (except that no vote of the stockholders of the surviving corporation is required to approve a merger if certain conditions are met, unless the articles of incorporation of such corporation states otherwise, and except that no vote of stockholders is required for certain mergers between a corporation and a subsidiary), but does not require the separate vote of each class of stock unless the corporation's articles of incorporation provides otherwise (except that class voting is required in a merger if shares of the class are being exchanged or if certain other rights of the class are affected). The company's Articles do not alter the provisions of Nevada law.

         Directors; Removal of Directors. Under Nevada law, the number of directors may be fixed by, or determined in the manner provided in, the articles of incorporation or by-laws, and the Board of Directors may be divided into classes as long as at least 25% in number of the directors are elected annually. Nevada law further requires that a corporation have at least one director. Directors may be removed under Nevada law with or without cause by the holders of not less than two-thirds of the voting power of the corporation, unless a greater percentage is set forth in the articles of incorporation.

         Amendments to Bylaws. The company's bylaws may be amended by the Board of Directors or stockholders, provided, however that certain provisions can only be amended by the affirmative vote of holders of at least 66 2/3% of the common stock. These provisions relate to special meetings of stockholders, actions by written consent of stockholders, nomination of directors by stockholders, proceedings for the conduct of stockholder's meetings and the procedures for fixing the number of and electing directors.

Limitation on Liability of Directors

         Section 78.037 of the Nevada statutes provides that a Nevada corporation may limit the personal liability of a director or officer to the corporation or its stockholders for breaches of fiduciary duty, except that such provision may not limit liability for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or payment of dividends or other distributions in violation of the Nevada statutues. The company's Articles provide that no director shall be personally liable to the company or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability (A) for any breach of the director's duty of loyalty to the company or its stockholders, (B) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (C) liability under the Nevada statutes, or (D) for any transaction from which the director derived an improper personal benefit.

         In the opinion of the Securities and Exchange Commission, the indemnification and limitation of liability provisions described in "-- Indemnification of Directors and Officers", above, and "-- Limitation on Liability of Directors" would not eliminate or limit the liability of directors and officers under the federal securities laws.

Appraisal Rights

         The Nevada statutes provides dissenting or objecting security holders with the right to receive the fair value of their securities in connection with certain extraordinary corporate transactions. These appraisal rights are available with respect to certain mergers and share exchanges and in connection with the granting of full voting rights to control shares acquired by an interested stockholder. However, unless the transaction is subject to the control share provisions of the Nevada statutes, a stockholder of a Nevada corporation may not assert dissenters' rights, in most cases, if the stock is listed on a national securities exchange or held by at least 2,000 stockholders of record (unless the articles of incorporation expressly provide otherwise or the security holders are required to exchange their shares for anything other than shares of the surviving corporation or another publicly held corporation that is listed on a national securities exchange or held of record by more than 2,000 stockholders).

Distributions

         Dividends and other distributions to security holders are permitted under the Nevada statutes as authorized by a corporation's articles of incorporation and its board of directors if, after giving effect to the distribution, the corporation would be able to pay its debts as they become due in the usual course of business and the corporation's total assets would exceed the sum of its total liabilities plus (unless the articles of incorporation provide otherwise) the amount needed to satisfy the preferential rights on dissolution of holders of stock whose preferential rights are superior to those of the shares receiving the distribution.

Preemptive Rights

         Under the Nevada statutes, stockholders of Nevada corporations organized prior to October 1, 1991 have preemptive rights unless the articles of incorporation expressly deny those rights or the stock issuance is among those described in Section 78.265. A stockholder who has preemptive rights is entitled, on terms and conditions prescribed by the board of directors, to acquire proportional amounts of the corporation's unissued or treasury shares in most instances in which the board has decided to issue them. The company's Articles expressly deny availability of preemptive rights to the company's stockholders.

Cumulative Voting

         Under the Nevada statutes, the articles of incorporation of a corporation may provide for cumulative voting, which means that the stockholders are entitled to multiply the number of votes they are entitled to cast by the number of directors for whom they are entitled to vote and then cast the product for a single candidate or distribute the product among two or more candidates. Cumulative voting is not available to stockholders of a Nevada corporation, however, unless its articles expressly provide for that voting right, and the company's Articles do not contain a provision permitting stockholders to cumulate their votes when electing directors.

                                  LEGAL MATTERS

         The validity of the issuance of the shares of common stock offered by this Prospectus will be passed upon for the company by Glast, Phillips & Murray, a Professional Corporation, Dallas, Texas. Ronald L. Brown, an attorney with Glast Phillips & Murray, is a director of the company and owns 50,000 shares of common stock and options to acquire 150,000 shares of common stock. Another member of the firm owns warrants to purchase 30,000 shares of common stock.

                              AVAILABLE INFORMATION

         The company has filed under the Securities Act with the SEC a registration statement on Form S-3 with respect to its shares of common stock offered hereby. This prospectus was filed as a part of the registration statement. As permitted by the rules and regulations of the SEC, this prospectus omits certain information contained in the registration statement, and reference is hereby made to the registration statement for further information with respect to the company and its common stock.

         The company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports, proxy and information statements, and other information with the SEC. Reports, proxy statements and other information filed by the company with the SEC pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at the regional offices of the SEC located at 7 World Trade Center, New York, New York 10048; Room 1204, Everett McKinley Dirksen Building, 219 South Dearborn Street, Chicago, Illinois 60604; and Suite 500 East, 5757 Wilshire Boulevard, Los Angeles, California 90036. Copies of such material may also be obtained upon written request addressed to the SEC, Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that filed electronically with the SEC at http://www.sec.gov.

         No person has been authorized to give any information or to make any representation other than as contained or incorporated by reference in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the company. Neither the delivery of this prospectus nor any sale of common stock made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities offered by this prospectus to any person or by anyone in any jurisdiction in which it is unlawful to make such an offer or solicitation.